UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 1-32135

Seabridge Gold Inc.
(Translation of registrant's name into English)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [  ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

The exhibit in this Report on Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-10/A (File No. 333-197653), as may be amended and supplemented.

EXPLANATORY NOTE

Seabridge Gold Inc. (or the “Company”) is submitting this Amendment No. 1 to its Form 6-K filed with the U.S. Securities and Exchange Commission on November 15, 2016 (the “Original Form 6-K”). This Form 6-K/A corrects the involuntary omission of Exhibit 99.1, the news release entitled “Seabridge Gold Drilling Supports Expansion of Deep Kerr Mine Plan,” dated November 15, 2016. This Form 6-K/A supersedes and replaces the Original Form 6-K in its entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

Date: November 15, 2016	/s/ Chris Reynolds
Chris Reynolds
VP Finance and CFO

EXHIBITS

Exhibit 99.1	News Release (“Seabridge Gold Drilling Supports Expansion of Deep Kerr Mine Plan”) dated November 15, 2016